UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

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SEC FILE NUMBER
001-41209

CUSIP NUMBER
81726B108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	April 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FORMATION MINERALS, INC.
Full Name of Registrant

SENSASURE TECHNOLOGIES, INC.
Former Name if Applicable

P.O Box 67
Address of Principal Executive Office (Street and Number)

Jacksboro, Texas 76458
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Formation Minerals, Inc., formerly known as SensaSure Technologies, Inc. (the “Company”), is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2024 (the “Annual Report”) within the prescribed period, because the Company requires additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Annual Report, which delay could not be eliminated by the Company without unreasonable effort and expense.

The Company currently expects to file the Annual Report within the 15 calendar day extension period provided by Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott A. Cox	972	217- 4080
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SensAbues AB (“Sensabues”) was the Company’s former, wholly-owned subsidiary that owned the core intellectual properties for the design of sample collection devices and the methodologies to collect, extract and detect the non-volatile substances presented within aerosols in exhaled breath. During the three months ended January 31, 2024, the Company began winding-up the business of Sensabues to reduce operating expenses associated with maintaining the exhale breath technology patents. As a result of that process, the Company lost control of Sensabues for accounting purposes and Sensabues was deconsolidated from the Company’s financial statements as of November 1, 2023. Accordingly, the Company’s financial statements for the year ended April 30, 2024 reflect only the revenue earned and expenses incurred by Sensabues prior to its deconsolidation.

On December 11, 2023, the Company and the Company’s then wholly owned subsidiary, Formation Minerals Inc., a Nevada corporation (“Merger Sub”), entered into an agreement and plan of merger, as amended as of February 8, 2024 (the “Merger Agreement”), with Verde Bio Holdings, Inc., a Nevada corporation and a growing U.S. energy company engaged in the acquisition and development of high-probability, lower risk onshore oil and gas properties within the major oil and gas plays in the United States (“Verde”), pursuant to which effective at 4:15 p.m., Eastern Time, on May 9, 2024, Merger Sub merged with and into Verde, with Verde surviving as a direct, wholly owned subsidiary of the Company (the “Merger”). Following the Merger, effective at 5:00 p.m., Eastern Time, on May 9, 2024, Verde was merged with and into the Company and ceased to exist and the Company changed its name to “Formation Minerals, Inc.”.

As a result of the deconsolidation of Sensabues and the general transaction expenses related to the completion of the Merger, the Company anticipates significant change in its results of operations from the last fiscal year which will be reflected in the consolidated statements of loss to be included in the Annual Report. We expect to report approximate total revenue of $1,100 for the year ended April 30, 2024 as compared to $4,417 for the year ended April 30, 2023. We expect to report approximate total operating expenses of $1.0 million for the year ended April 30, 2024 as compared to $779,097 for the year ended April 30, 2023. Further, we expect to report approximate net losses of $1.5 million for the year ended April 30, 2024 as compared to $782,953 for the year ended April 30, 2023.

Formation Minerals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 30, 2024	By:	/s/ Scott A. Cox
		Name:	Scott A. Cox
		(Title)	President, Chief Executive Officer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

6.	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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